

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Robert Lucian
Chief Financial Officer
LA-Z-BOY INC
One La-Z-Boy Drive
Monroe, MI 48162-5138

> **Re: LA-Z-BOY INC**
> **Form 10-K**
> **Filed June 20, 2023**
> **File No. 001-09656**

Dear Robert Lucian:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing